Exhibit (a)(5)(ii)

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John Cummings

Salesforce Investor Relations

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jcummings@salesforce.com

Chi Hea Cho

Salesforce Public Relations

415-281-5304

chcho@salesforce.com

Salesforce Commences Cash Tender Offer for All Shares of Demandware

San Francisco, Calif.—June 10, 2016—Salesforce (NYSE: CRM), the Customer Success Platform and world’s #1 CRM company (http://www.salesforce.com/), today announced it has commenced the previously-announced tender offer for all of the outstanding shares of common stock of Demandware, Inc. (“Demandware”) (NYSE: DWRE) at a price of $75.00 per share, net to seller in cash, without interest thereon, less any required withholding taxes.

The tender offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 31, 2016 that was unanimously approved by the Board of Directors of Demandware. The tender offer is scheduled to expire at midnight New York City Time, on Friday, July 8, 2016 (which is the end of the day on Friday, July 8, 2016), unless extended or earlier terminated, in each case pursuant to the terms of the Merger Agreement. Following the successful completion of the tender offer and the satisfaction or waiver of all conditions set forth in the Merger Agreement, Salesforce intends to merge a wholly-owned subsidiary with and into Demandware, with Demandware surviving, which we refer to as the “Merger.” After the Merger, Demandware stockholders, other than stockholders who have properly and validly exercised their statutory rights of appraisal under Delaware law, will be entitled to receive an amount in cash equal to $75.00 per share of Demandware common stock, net to the stockholder in cash, without interest thereon, less any required withholding taxes.

The transaction is subject to customary conditions, including (i) the valid tender, not validly withdrawn, of the number of Shares, together with any Shares beneficially owned by Salesforce or any of its subsidiaries, that would represent one share more than 50% of the sum of (a) all Shares then outstanding, plus (b) all Shares issuable to holders of Demandware stock options from whom Demandware has received notices of exercise (and as to which Shares have not yet been issued to such exercising holders), (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iii) approval, or deemed approval, by the German Federal Cartel Office.

Salesforce is filing with the Securities and Exchange Commission (“SEC”) today a Tender Offer Statement on Schedule TO, including an Offer to Purchase and related Letter of Transmittal, setting forth in detail the terms of the tender offer. Additionally, Demandware is filing with the SEC today a Solicitation/Recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Demandware Board of Directors that Demandware stockholders tender their shares into the tender offer.

The Information Agent for the tender offer is Morrow Sodali Global LLC. The tender offer documents may be obtained at no charge by directing a request to the Information Agent by calling (203) 658-9400 (call collect) or (800) 662-5200 (toll free).

About Demandware

Demandware, the category-defining leader of enterprise cloud commerce solutions, empowers the world’s leading retailers to continuously innovate in our complex, consumer-driven world. Demandware’s open cloud platform provides unique benefits including seamless innovation, the LINK ecosystem of integrated best-of-breed partners, and community insight to optimize customer experiences. These advantages enable Demandware customers to lead their markets and grow faster. For more information, visit www.Demandware.com, call +1-888-553-9216 or email info@Demandware.com.

About Salesforce

Salesforce, the Customer Success Platform and world’s #1 CRM company, empowers companies to connect with their customers in a whole new way. For more information about Salesforce (NYSE: CRM), visit: http://www.salesforce.com.

Salesforce has headquarters in San Francisco, with offices in Europe and Asia, and trades on the New York Stock Exchange under the ticker symbol “CRM.” For more information please visit http://salesforce.com, or call 1-800-NO-SOFTWARE.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to the acquisition of Demandware by Salesforce. All statements other than historical facts included in this press release, including, but not limited to, statements regarding the timing and the closing of the transaction, the financing for the transaction, the expected benefits of the transaction, prospective performance and future business plans, and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things: uncertainties regarding the timing of the closing of the transaction; uncertainties as to how many of Demandware’s stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to Demandware; the outcome of any legal proceedings that may be instituted with respect to the transaction; that the integration of Demandware’s business into Salesforce is not as successful as expected; the failure to realize anticipated synergies and cost savings; the failure of Salesforce to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside either company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in Salesforce’s and Demandware’s periodic and other reports filed with the SEC including the factors set forth in their most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, the Tender Offer Statement on Schedule TO and other tender offer documents filed by Salesforce, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Demandware. These forward-looking statements reflect Salesforce’s expectations as of the date of this report. Salesforce undertakes no obligation to update the information provided herein.